Press Release

California ISEF Incentive Program Reopens on October 21st

GreenPower's EV Stars are Eligible for up to $130,000 of Incentives

Los Angeles, California, October 6, 2025 - GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced that its EV Star line of products are eligible for up to $130,000 in incentives uder the Innovative Small E-Fleet (ISEF) Set-Aside within the Clean Truck and Bus Voucher Incentive Project (HVIP). The ISEF program reopens on October 21st with $30.5 Million in available incentives.

GreenPower has a full lineup of Class 4 commercial all-electric, purpose-built, zero-emission eligible vehicles including the EV Star Passenger Van, the EV Star Mobility Plus, the EV Star ReeferX, the EV Star Cab & Chassis, the EV Star Stakebed Truck and the EV Star Utility Truck, among other options.

GreenPower's EV Star Passenger Van, EV Star ReeferX and EV Star Cab Chassis.

Small Business Vouchers of $130,000 are available for GreenPower's Class 4 EV Star models, covering up to 90% of new vehicle costs (excluding taxes) for small fleet operators. With ISEF, small fleet operators (20 or fewer vehicles and under $15 million annual revenue) can access enhanced vouchers for zero-emission vehicle rentals, leases, truck-sharing and other flexible agreements.

"GreenPower has a full lineup of commercial all-electric, purpose-built, zero-emission vehicles to meet the customers needs. Passenger options are available now including the EV Star Passenger Van and EV Star Mobility Plus, both with multiple seating configurations and ADA configurations," said Nahui Olin, GreenPower Vice President of Business Development & Commercial Operations. "GreenPower's commercial cargo, goods and refrigerated lineup, built upon its proprietary EV Star Cab & Chassis, are also available for immediate delivery. A variety of upfits are available including box trucks, refrigerated units, utility and stake bed trucks or other vehicles to meet any customer's need. GreenPower is happy to work with customers and their upfitters to create a vehicle to meet their needs."

HVIP/ISEF funds are claimed fast. For customers that want up to 90% of the cost of up to five new commercial zero-emission vehicles covered, they need to be ready when ISEF reopens on October 21st as funding will be available on a first-come, first-served basis. "Contact me right away to get the Small Fleet Required Information checklist and start preparing so your voucher requests may be submitted as soon as funding is added. Don't wait - these funds won't last," Olin concluded.

In addition, GreenPower today provided a quarterly update with respect to the Company's at-the-market equity offering program implemented on March 7, 2025 pursuant to a Sales Agreement (the "Sales Agreement") with Roth Capital Partners, LLC (the "Agent"). For the three months ended September 30, 2025 GreenPower issued a total of 77,202 common shares through the facilities of Nasdaq stock exchange at an average share price of U.S. $4.63 per share for gross proceeds of U.S. $357,132, as adjusted for GreenPower's ten for one share consolidation that was effective September 8, 2025.  Pursuant to the Sales Agreement, a cash commission of U.S. $10,714 was paid to the Agent resulting in net proceeds of U.S. $346,418.

For further information contact:

Nahui Olin, VP Business Development & Commercial Operations

Nahui.O@greenpowermotor.com

Brendan Riley, President

(510) 910-3377

Fraser Atkinson, CEO

(604) 220-8048

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2025 GreenPower Motor Company Inc. All rights reserved.